UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Smart & Final Stores, Inc.

(Name of Subject Company)

Smart & Final Stores, Inc.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

83190B 101

(CUSIP Number of Class of Securities)

Leland P. Smith

Senior Vice President, Real Estate, General Counsel and Secretary

Smart & Final Stores, Inc.

600 Citadel Drive

Commerce, California 90040

(323) 869-7500

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Michael Woronoff, P.C.

Pippa M. Bond, P.C.

Kirkland & Ellis LLP

333 South Hope Street

29th Floor

Los Angeles, California 90071

(213) 680-8400

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Smart & Final Stores, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 14, 2019 (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by First Street Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of First Street Parent, Inc., a Delaware corporation (“Parent”) (both Parent and Purchaser are beneficially owned by funds affiliated with Apollo Global Management, LLC), to acquire all of the outstanding shares of the Company’s common stock, par value $0.001 per share, at a purchase price of $6.50 per share, net to the seller thereof in cash, without interest, less any applicable tax withholding (such offer, as it may be amended from time to time, the “Offer”). The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 14, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section immediately preceding the section entitled “—Forward Looking Statements”:

Expiration of Offering Period

The Offer and withdrawal rights expired at 5:00 p.m. (New York City time) on June 17, 2019. The Offer was not extended. Equiniti Trust Company, in its capacity as the depositary for the Offer (the “Depositary”), has indicated that, as of the expiration of the Offer, a total of 66,137,575 Shares were validly tendered into and not validly withdrawn from the Offer (excluding Shares with respect to which notices of guaranteed delivery were delivered but for which Shares were not yet delivered), representing approximately 87% percent of the Shares issued and outstanding as of the expiration of the Offer that were validly tendered and not validly withdrawn pursuant to the Offer.

The number of Shares validly tendered and not validly withdrawn pursuant to the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (within the meaning of Section 251(h)(6) of the DGCL) by the Depositary in the Offer) satisfies the Minimum Condition. As the Minimum Condition and each of the other conditions of the Offer has been satisfied (or validly waived), Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer. As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired sufficient shares of SFS Common Stock so that, pursuant to Section 251(h) of the DGCL, the Merger can close without the affirmative vote of the stockholders of the Company. As soon as practicable following the Offer Closing, but in any event, no later than the date of the Offer Closing, and in accordance with the DGCL, Purchaser will merge with and into the Company and the Company will continue as the surviving corporation in the Merger and a wholly owned subsidiary of Parent. At the Merger Effective Time, each Share not purchased pursuant to the Offer (other than Excluded Shares) will be cancelled and converted into the right to receive an amount equal to the Offer Price, (without interest and subject to any taxes required to be withheld under applicable law). As a result of the Merger, the Company will cease to be a publicly traded company and the Shares will no longer be listed on the NYSE.

On June 18, 2019, the Purchaser issued a press release announcing the expiration and results of the Offer and the expected consummation of the Merger. A copy of the text of such press release is filed as Exhibit (a)(5)(E) to the Schedule TO and is incorporated herein by reference.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence at the end of the paragraph under the heading “—Mexico Competition Law”:

On June 13, 2019, Smart & Final and the ultimate parent entity of Parent received approval of the Merger from COFECE.

ITEM 9. EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(O)	Text of Press Release issued by First Street Merger Sub, Inc. on June 18, 2019 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

SMART & FINAL STORES, INC.

By:	/s/ Leland P. Smith
Name:	Leland P. Smith
Title:	Senior Vice President, General Counsel

Dated: June 18, 2019